Exhibit 99.1

Jowell Global Ltd. Announces Pricing of $26 Million Initial Public Offering

Shanghai, China, March 17, 2021/ -- Jowell Global Ltd. (“JWEL” or the “Company”) (NASDAQ: JWEL), a company which operates one of the leading cosmetics, health and nutritional supplements and household products e-commerce platforms Juhao Mall in China, today announced the pricing of its underwritten initial public offering of 3,714,286 ordinary shares at a price of $7.00 per share, for total gross proceeds of $26 million before deducting underwriting discounts and offering expenses. The offering is being conducted on a firm commitment basis. All of the ordinary shares are being offered by the Company. The ordinary shares have been approved for listing on The Nasdaq Capital Market and are expected to commence trading today, March 17, 2021, under the ticker symbol “JWEL”.

The Company has granted the underwriters an option, exercisable within 45 days from the date of the final prospectus, to purchase up to an additional 557,143 ordinary shares at the public offering price, less underwriting discounts.

The offering is expected to close on March 19, 2021, subject to customary closing conditions.

Network 1 Financial Securities, Inc. is acting as sole book runner and lead underwriter for the offering and Alexander Capital, LP. is acting as co-underwriter.

A registration statement on Form F-1 (File No. 333-250889) relating to the offering has been filed with the Securities and Exchange Commission (“SEC”) and was declared effective by the SEC on March 16, 2021. The offering is being made only by means of a final prospectus, forming a part of the registration statement. Copies of the final prospectus related to the offering may be obtained, when available, from Network 1 Financial Securities, Inc. by email at kmu@netw1.com, or via standard mail to Network 1 Financial Securities, Inc., 2 Bridge Avenue, Suite 241 Red Bank, NJ 07701. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the final prospectus and other documents the Company has filed or will file with the SEC for more complete information about the Company and the offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Jowell Global Ltd.

Jowell Global Ltd. (the “Company”) operates one of China’s leading e-commerce platforms for cosmetics, health and nutritional supplements and household products - Juhao Mall. The Company provides its own brand products to customers and sells and distributes other companies’ health and nutritional supplements, cosmetics and certain household products on the Juhao Mall platform. In addition, Juhao Mall allows third parties to open their own stores on its platform. The Company has also been selling its products through authorized retail stores all across China, which operate under the brand name of “Love Home Store” or “LHH Store”. For more information, please visit https://www.1juhao.com/.

Forward-Looking Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements.  Specifically, the Company’s statements regarding trading on the NASDAQ Capital Market and closing the initial public offering are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; financial condition and results of operations; product and service demand and acceptance; reputation and brand; the impact of competition and pricing; changes in technology; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Investor Relations:

Janice Wang
EverGreen Consulting Inc.
Email: IR@changqingconsulting.com

Phone: +1 571-464-9470 (from U.S.)

   +86 13811768559 (from China)